UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase for sale of thermal power plants

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Rio de Janeiro, June 15, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 05/13/2020, informs the beginning of the non-binding phase regarding the sale of four thermal power plants, three of them located in Camaçari, in the state of Bahia and powered by fuel oil (UTEs Polo Camaçari), and one bi-fuel plant (diesel or natural gas) located in Canoas, in the state of Rio Grande do Sul (UTE Canoas).

Potential buyers qualified for this phase will receive instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals.

This disclosure is in accordance with Petrobras' divestment guidelines and with the special regime for the divestment of assets by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization and the improvement of the company's capital allocation, aiming at maximizing value for its shareholders.

About the thermal power plants

The UTEs Polo Camaçari are assets owned by Petrobras and include the Arembepe, Bahia 1 and Muricy plants, with a total installed capacity of 329 MW. The plants operate with fuel oil and have the possibility of conversion to natural gas operation.

UTE Canoas is an asset owned by Petrobras and has installed capacity of 249 MW. The plant is bi-fuel (natural gas and diesel) and therefore has potential operating gains with the expected expansion of the gas pipeline network and/or new regasification terminals.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer